UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Benihana Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

082047101

(CUSIP Number)

BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer (954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101

(1)	Names of reporting persons: BFC Financial Corporation (I.R.S. No. 59-2022148)
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 1,582,577
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power 1,582,577
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,582,577
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.6%
(14)	Type of Reporting Person (See Instructions): CO

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend to the extent expressly set forth herein the Schedule 13D filed with the Securities and Exchange Commission on July 12, 2004, as amended on August 12, 2005, May 24, 2011 and July 15, 2011, relating to the Common Stock of Benihana Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8685 Northwest 53rd Terrace, Miami, Florida 33166.

Item 3:	Source and Amount of Funds or Other Consideration

On October 7, 2011, BFC exercised its right to convert all 500,000 shares of Series B Convertible Preferred Stock of the Issuer owned by BFC. These shares were converted into 987,528 shares of the Issuer’s Common Stock.

Item 4:	Purpose of Transaction

The Issuer previously submitted to its stockholders a proposal to reclassify each share of the Issuer’s Class A Common Stock into one share of the Issuer’s Common Stock. In addition to requiring other shareholder approvals, including the approval of shares representing a majority of the voting power of the Issuer generally, the reclassification proposal required a class vote of the Issuer’s Common Stock, voting by itself. As a result, BFC, which strongly supported the reclassification proposal and indicated its intention to vote all shares of the Issuer’s stock owned or controlled by it in favor of such proposal, could not participate in the separate Common Stock class vote with respect to the shares of the Issuer’s Series B Convertible Preferred Stock that it owned. As previously disclosed, on May 20 and July 15, 2011, BFC converted 200,000 shares and 100,000 shares, respectively, of the Issuer’s Series B Convertible Preferred Stock owned by it (out of a total of 800,000 shares) into 397,328 shares and 197,721 shares, respectively, of the Issuer’s Common Stock for the purpose of facilitating the approval of the reclassification proposal. BFC also disclosed that it intended to convert additional shares of the Issuer’s Series B Convertible Preferred Stock owned by it into shares of the Issuer’s Common Stock for the same purpose. Additionally, Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President and a director of the Issuer, and John E. Abdo, Vice Chairman of each of BFC and the Issuer, each indicated their intention to vote any shares of the Issuer’s securities owned by them in favor of the reclassification proposal. A special meeting of the Issuer’s stockholders was held on September 12, 2011 to vote on the reclassification proposal. At the meeting, the reclassification proposal did not receive the requisite class vote of the holders of the Issuer’s Common Stock.

The Issuer recently disclosed that it has determined to again submit the reclassification proposal to the Issuer’s stockholders. BFC continues to strongly support the reclassification and intends to vote all shares of the Issuer’s stock owned or controlled by it in favor of the reclassification proposal. In furtherance thereof, on October 7, 2011, BFC converted all 500,000 shares of the Issuer’s Series B Convertible Preferred Stock owned by it. These shares were converted into 987,528 shares of the Issuer’s Common Stock, all of which, together with the 595,049 shares of the Issuer’s Common Stock acquired by BFC upon the previous conversions described above, will be eligible to be voted as part of the Common Stock class vote on the reclassification proposal. Additionally, Alan B. Levan and John E. Abdo each have indicated their continued intention to vote any shares of the Issuer’s securities owned by them in favor of the reclassification proposal.

Except as described above, neither BFC nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D.

Item 5:	Interest in the Securities of the Issuer

After giving effect to each of the above-described conversions, BFC beneficially owns, as of the date of this filing, 1,582,577 shares of the Issuer’s Common Stock, representing approximately 22.6% of the outstanding shares of such stock. BFC possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares. However, Alan B. Levan and John E. Abdo collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 71.7% of the total voting power of BFC. Accordingly, Messrs. Levan and Abdo may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by BFC.

In addition, as of the date of this filing, Mr. Abdo may be deemed to be the beneficial owner of 79,500 shares of the Issuer’s Common Stock, including 5,750 shares acquired by Mr. Abdo on August 10, 2011 upon the exercise of previously granted stock options and 25,000 shares of the Issuer’s Common Stock that Mr. Abdo has the right to acquire within 60 days upon the exercise of additional stock options currently held by him. These shares represent approximately 1.1% of the outstanding shares of the Issuer’s Common Stock. Mr. Adbo possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares. Further, Darwin Dornbush, who serves as a director of each of BFC and the Issuer, owns 16,737 shares of the Issuer’s Common Stock as of the date of this filing, which represent less than 1% of the outstanding shares of such stock. Mr. Dornbush possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares owned by him.

As of the date of this filing, Messrs. Abdo, Levan and Dornbush also beneficially own 149,666 shares, 46,666 shares and 53,641 shares, respectively, of the Issuer’s Class A Common Stock, including 86,666 shares, 16,666 shares and 36,666 shares, respectively, that they have the right to acquire within 60 days upon the exercise of stock options. Further, the shares owned by Mr. Abdo include 11,500 shares acquired by him on August 10, 2011 upon the exercise of previously granted stock options. As described above, the Issuer’s Class A Common Stock is not currently convertible into the Issuer’s Common Stock; however, if the above-described reclassification proposal is approved by the Issuer’s stockholders and effected, each share of the Issuer’s Class A Common Stock will automatically be converted into one share of the Issuer’s Common Stock.

Other than as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days, and no person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock owned by BFC.

As of the date of this filing, and as a result of the conversions described herein, BFC no longer owns any shares of the Issuer’s Series B Convertible Preferred Stock and, therefore, no longer has any of the rights of a holder of the Series B Convertible Preferred Stock established under the Preferred Stock Purchase Agreement, dated June 8, 2004, between BFC and the Issuer, and the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock, in each case as described in the initial Schedule 13D filed by BFC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2011

Date

BFC Financial Corporation

/s/ John K. Grelle

Signature

John K. Grelle/Executive Vice President and Chief Financial Officer

Name/Title